FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Tomás González
For further information contact:	tgonzalez@endesa.cl
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Jacqueline Michael
jfmv@endesa.cl	jmc@endesa.cl

MOODY’S INCREASES ENDESA CHILE’S RATING TO Baa3 STABLE

With this action, the company reaches the status of “investment grade” from all main international rating agencies.

(Santiago, Chile, December 14th, 2006) Endesa Chile (NYSE: EOC) announced today the following press release.

Endesa Chile achieved the condition of investment grade with all three main international rating agencies, after Moody’s improved the company’s rating from Ba1 to Baa3 with a stable outlook. Endesa Chile already counted on investment grade status from Standard & Poor’s and Fitch.

The recent upgrade granted by Moody' s was based on the greater flexibility and financial liquidity of the company, in particular after the recent signing, on December 7, of a US$ 200 million revolving line of credit, that allows the company to enjoy greater liquidity during times of potential financial stress.

The company’s improved situation was also rewarded by Moody’s because of the benefits it has experienced in the last couple of years as a product of changes in the regulatory frameworks, the increase in energy demand, and the improved economic conditions in the countries where it operates.

With this investment grade rating by Moody’s, the company stands in a better position to tap the international debt markets and future financing requirements, and it expects a reduction in its existing Yankee Bond spreads as well.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: December 14, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer